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                                        FILED BY SUIZA FOODS CORPORATION
                                        PURSUANT TO RULE 425 OF THE SECURITIES
                                        ACT OF 1933 AND DEEMED FILED PURSUANT TO
                                        RULE 14a-12 OF THE SECURITIES EXCHANGE
                                        ACT OF 1934

                                        SUBJECT COMPANY:  DEAN FOODS COMPANY
                                        COMMISSION FILE NO. 1-08262



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Some of the statements in this document are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.


Other Legal Information

Suiza and Dean Foods expect to file with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN ITS BECOMES AVAILABLE AND ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION


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CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http: //www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed by Suiza and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn: Investor Relations (tel 214-303-3400), or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Corporate Secretary (tel 847-678-1680).

Suiza, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2000 annual meeting of Suiza. The directors and executive officers of Dean Foods and their beneficial ownership of Dean Foods common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza and Dean Foods free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza and Dean Foods may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.


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      The communication filed herewith is a transcript of a conference call conducted with analysts and investors on May 3, 2001.

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                                SUIZA FOODS CORP.

                            MODERATOR: BARRY FROMBERG
                                   MAY 2, 2001
                                   9:00 AM CT



Operator: Good morning everyone, and welcome to the Suiza Foods Corporation
         First Quarter Earnings Release Conference Call. This call is being recorded and broadcast on the Internet through the Suiza Foods Website.

         At this time for opening remarks, I would like to turn the call over to the Executive Vice-President and Chief Financial Officer, Mr. Barry Fromberg. Please go ahead sir.

Barry Fromberg: Thank you Abe, and good morning everyone. Thanks for joining us today on our First Quarter Earnings Release Conference Call, both those of you on the phone and those listening to the call on the Webcast.

         First let me go over a few maintenance items. If you need a copy of our press release, it is available on our Web site at www.SuizaFoods.com. We will start the call with our formal remarks, and then open the call up to questions. And we will try to keep the call to approximately one hour.

         Finally, I would like to advise you that all of the forward looking statements that we will make in today's call are intended to fall within the Safe Harbor provision of the Securities Litigation Reform Act of 1995.

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         These statements will include, among others, disclosure of our sales, earnings, and profit margin targets for the second quarter of 2001 and for the full year, as well as our expectations regarding other aspects of our business, such as our branded product initiatives, the impact that raw material and energy costs could have on our business, and the timing of the completion of our proposed merger with Dean Foods, as well as our expectations concerning the impact of that proposed merger on our business.

         These statements involve risks and uncertainties that may cause actual results to differ materially from the statements made in today's call. Information concerning these risks is contained in our annual report on Form 10K for the year ended December 31, 2000, and in today's press release.

         With those formalities out of the way, I would like to turn the call over to Gregg Engles, Chairman and CEO of Suiza Foods Corporation. Gregg?

Gregg Engles: Thanks Barry. And thanks to those of you joining us on the call this morning. Also with me today is (Corey Olson), our Treasurer. And let me begin the call today by discussing our quarterly results, and make some overview comments. I will then turn it over to Barry to discuss the financials in more detail.

         Last month was a very exciting month for us, and a very significant one, with our announcement of the Dean Foods transaction. We are progressing on that front. But before I cover that, let me first go over the quarterly results with you.

         The first quarter of this year is our twenty-first consecutive quarter of delivering record sales and earnings per share. Our operating businesses continue to deliver very strong results, despite a rising raw material environment in both our dairy and our minority owned packaging segments, both of which I will touch on a little bit more later.

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         The results we announced this morning are consistent, are a continuing testament to the commitment of our employees and management to deliver the highest quality and service to our customers, and to create value for our shareholders.

         Let me give you some of the highlights for the quarter. Earnings per share before non-recurring items for the quarter were 82 cents, versus 71 cents last year, up 15%. That overall performance was driven by solid performances at the dairy group, and at Morningstar, in spite of a challenging raw material environment.

         In the dairy group, we reported sales up 7%, and operating income up 3%. Operating margins declined 23 basis points. But this was entirely due to higher raw milk costs during the quarter. Our management team delivered solid results this quarter, and continued to manage very effectively through this environment of rising raw milk and butterfat prices.

         Fluid milk volumes were flat compared to a 1.8% decline in the overall market, based on IRI data, demonstrating our continued ability to gain share and deliver the very best in customer service and product quality.

         Our Morningstar unit also performed extremely well during the quarter, despite higher butterfat costs, which increased 52% compared to last year's first quarter, and which continue to rise. Sales increased 9%, and operating income grew 5% at Morningstar, as we invested in marketing our value-added portfolio, particularly Hershey's and Sun Soy, to drive growth.

         Hershey's and Sun Soy have grown to be approximately 20% of our branded sales volumes since their introduction in fiscal 2000, with Sun Soy volumes up 138% over last year's first quarter, and Hershey already reaching almost 10% of our branded volume in its own right.


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         We are very pleased with the performance to date of these initiatives and our ability to invest against them in ways that generate immediate incremental profit. Operating margins at Morningstar were down 45 basis points, primarily due to higher distribution and selling costs in the quarter to promote and launch Hershey and Sun Soy coffee latte.

         Higher butterfat costs impacted profitability by approximately $500,000 in the quarter, compared to last year's first quarter. Despite this, Morningstar delivered an operating margin of 12.4% for the quarter. Total branded sales volumes at Morningstar grew 17% during the period, with our International Delight brand growing volumes by 9%, while Sun Soy and Hershey also contributed significantly.

         We also saw strong sales growth of 17% in aerosol whipped toppings, due to increased volume in the food service club store channels. Again, Morningstar delivered solid operating performance in a rising butterfat environment. Our company brands continue to grow at extremely attractive rates, and we continue to see Morningstar as an engine for growth at Suiza.

         The difficult commodity and energy environment in the packaging segment continued to impact us unfavorably at Consolidated Container during the quarter. We continue to be cautious about the earnings contribution we expect from Consolidated Container in 2001. And it represents one of the greatest areas of risk for our company this year.

         Offsetting some of the challenges this quarter were lower general and administrative costs due to some organizational changes that we effected last year, and noticeable improvement in our Puerto Rico operations.

         Lastly, let me make a few comments about our recent announced transaction with Dean Foods. We are enthusiastic about the opportunity to work with such a fine company. They have

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         wonderful assets and people. And the combination will give us great opportunities to drive innovation, growth and value creation.

         While we don't have much new to report since April 5, I can tell you that we filed our Hart, Scott, Rudino notification with the Justice Department on April 9, and have conducted preliminary meetings with them. We are prepared for a full regulatory review. But we hope to close the transaction by the third quarter of this year.

         This transaction is a very good one. And this is perhaps the most exciting time in our company's history. With that, let me now turn the call over to Barry, who will give you more detail on our financial results. I will follow that by providing further guidance on our expected performance in the second quarter and the balance of the year, and then open up the call for questions. Barry?

Barry Fromberg: Thanks Gregg. Let me touch on some of the highlights for the quarter. All of you have seen the press release, and Gregg has also summarized some of the strong performance.

         But just looking at the quarter, net sales increased 5.8% to $1.5 billion for the quarter from $1.4 billion last year. That was driven primarily by higher raw material or raw milk costs.

         Operating income, before non-recurring items, was up to $84.7 million this year from $78.1 million last year, an increase of 8.5%. Consolidated operating margins increased 15 basis points to 5.7%, due to lower home office spending, and the improvements in Puerto Rico.

         As Gregg mentioned, dairy margins were actually down by 23 basis points to 5.6% due to higher raw milk costs. Morningstar margins were down 45 basis points, but still turned in a very strong performance at 12.4%, due principally to additional selling expenses for new products and increased distribution costs due to volume growth and higher energy costs. Puerto Rico margins were up 54 basis points for the quarter.

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         Diluted earnings per share was 82 cents before non-recurring items, up
         15% from last year's 71 cents. Diluted cash EPS, calculated using the guidelines contained in the recently introduced business combination and intangibles exposure draft, was $1.02 for the quarter, up over 15% from 89 cents last year. As a result, the impact of good will amortization is about 20 cents this quarter, or a 24% increase to GAP earnings per share.

         We had two non-recurring items reported this quarter. We closed a plant in Canton, Mississippi and took a restructuring charge of $843,000, which includes about $130,000 in non-cash charges. We also took a charge of $1.4 million for a change in accounting policies due to the adoption of FAS 133 related to our interest rate hedges.

         Capital expenditures for the quarter were about $20 million. We continue to expect us to spend about $140-150 million in cap ex for the year. Free cash flow was $46 million for the quarter. We define free cash flow as net income before non-recurring items, plus depreciation, amortization and minority interest, and deducting capital expenditures and the Consolidated Container equity pick-up.

         Looking at the balance sheet for a moment, our total debt was $1.3 billion at March 31, including $136 million in current portion, as part of our current liabilities, mostly in the dairy group of $1.2 billion. And our total leverage is declining. And it is about 2.4 times EBITDA at March 31.

         In the first quarter we repurchased about 123,000 shares of our common stock for a total investment of $6.1 million. We currently have a little over $101 million remaining on our current stock buyback authorization.

         Overall we have had another strong quarter and look forward to updating you throughout the year. Let me now turn the call back to Gregg for his closing comments.

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Gregg Engles: Thanks Barry. Before we open up the call for questions, let me make a few comments about the second quarter and reiterate our goals for the year. For the second quarter of 2001, we expect earnings per share of about $1.11, in line with first call consensus.

         This is consistent with what we said on our last conference call, and with our expectations that milk commodities would rise throughout the second quarter. While that rise has been sharper than we anticipated, we are confident that we can manage through this as we did in the first quarter.

         I would also like to point out that last year's second quarter comparison is somewhat more difficult, due to the one-time gain related to pension curtailment, which impacted us positively in last year's second quarter by about three cents.

         For the full year, we expect sales to grow 3-4%, excluding acquisitions. We think that the rising raw milk market will stabilize in the second half of the year. We also expect to continue to invest substantially in our value-added products business.

         On our year-end conference call, we projected 10-12% earnings per share growth for the full year, excluding acquisitions and stock buyback. We expect and remain confident that we will be able to deliver earnings per share growth in the 10-12% range for the year.

         And the principal risks that I see to our ability to do so would be substantial underperformance at Consolidated Container, or a milk commodity market that varies significantly from our current expectations. But we are reiterating our 10-12% earnings per share growth guidance for the year.

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         Finally, let me close by saying that we are pleased with our overall results for the first quarter, and we look forward to updating you as the year progresses and fine-tuning our estimates for each quarter.